UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of an announcement made through the Stock Exchange News Service of the Johannesburg Stock Exchange on directors’ dealings in the Company’s securities.

Exhibits

99.1

Announcement dated June 11, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: June 11, 2020	/s/Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer

GRINDROD SHIPPING HOLDINGS LTD.                                                                                                   Exhibit 99.1

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd.: Dealings in Securities

The following information is disclosed in compliance with the JSE Limited Listings Requirements.

Name	:	Stephen William Griffiths
Designation	:	Director and Chief Financial Officer, Grindrod Shipping Holdings Ltd.
Nature of transaction	:	Acquisition of securities
Class of securities	:	Ordinary shares
Date of transaction(s)	:	9 June 2020	10 June 2020
On / off market	:	On market (NASDAQ)	On market (NASDAQ)
Number of securities	:	2,330	9,500
Total value	:	US$6,966.70	US$28,310.00
Volume weighted average price per security	:	US$2.99	US$2.98
Highest price per security	:	US$2.99	US$2.98
Lowest price per security	:	US$2.99	US$2.97
Nature, extent of interest in transaction	:	Direct, beneficial ownership	Direct, beneficial ownership

Name	:	Martyn Richard Wade
Designation	:	Director and Chief Executive Officer, Grindrod Shipping Holdings Ltd.
Nature of transaction	:	Acquisition of securities
Class of securities	:	Ordinary shares
Date of transaction(s)	:	10 June 2020
On / off market	:	On market (NASDAQ)
Number of securities	:	11,974
Total value	:	US$34,125.90
Volume weighted average price per security	:	US$2.85
Highest price per security	:	US$2.90
Lowest price per security	:	US$2.79
Nature, extent of interest in transaction	:	Direct, beneficial ownership

By order of the Board

11 June 2020

Sponsor: Grindrod Bank Limited